Exhibit 21.1

Active Direct and Indirect Subsidiaries

of

Quanome Technologies, Inc.

(100% owned except where indicated)

Name of Subsidiary	Jurisdiction of Incorporation
Smart Reserve Holding LTD	Cayman Islands
Smart Reserve Inc	Cayman Islands
Quantum Nexus Technologies Ltd.	Cayman Islands
XDT, Inc.	Delaware
XDT US HoldCo,LLC	Delaware
XDT Infrastructure I, LLC	Delaware
XDT Infrastructure II, LLC	Delaware
Sichuan Hupan Jincheng Enterprise Management Co., Ltd	People’s Republic of China
Hupan Pharmaceutical (Hubei) Co., Ltd.	People’s Republic of China